# RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

[redacted]

07020729

26 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

**BY FAX/COURIER**

Dear Sirs

SUPPL

**RESORTS WORLD BHD.**
**EXEMPTION NO. 82-3229**

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement made by the Company pertaining to the Article Entitled: "Big Bang at Resorts World".

2. Announcement made by the Company pertaining to the Article Entitled: "Renaissance Hotel KL up for Sale-RM850M?".

Yours sincerely
**RESORTS WORLD BHD.**

**TAN WOOI MENG**
Group Company Secretary

PROCESSED
FEB 0 2 2007
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

Form Version 2.0

**General Announcement**

Ownership transfer to RESORTS WORLD on 23-01-2007 04:17:06 PM
Reference No RW-070123-D80FC

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **RESORTS WORLD BHD** |
| * Stock name | : | **RESORTS** |
| * Stock code | : | **4715** |
| * Contact person | : | **MR TAN WOOI MENG** |
| * Designation | : | **GROUP COMPANY SECRETARY** |

---

| | | |
|---|---|---|
| * Type | : | ○ Announcement ● Reply to query |
| * Reply to Bursa Malaysia's Query Letter - Reference ID | : | PY-070122-55387 |

* Subject :

**ARTICLE ENTITLED: "BIG BANG AT RESORTS WORLD"**

* **Contents :-**

We refer to your letter of 22 January 2007 pertaining to the subject matter.

As announced previously by the Company's holding company viz. Genting Berhad ("GB"), the development of the integrated resort on Sentosa Island, Singapore named, "Resorts World at Sentosa" will be undertaken by Resorts World At Sentosa Pte Ltd., a joint-venture company between Genting International Public Limited Company ("GIPLC") and Star Cruises Limited ("SCL") on the basis of 75% : 25% equity ownership.

GB has an effective equity interest of 54.8% in GIPLC and an effective equity interest of 20.9% in SCL.

Other than having an equity interest of 36.0% in SCL and an equity interest of 6.5% in GIPLC, the Company has no other interest in the integrated resort on Sentosa Island, Singapore

Yours faithfully
**RESORTS WORLD BHD**

**TUN MOHAMMED HANIF BIN OMAR**
***Deputy Chairman***

**Tables Section - This section is to be used to create and insert tables. Please make the**

**appropriate reference to the table(s) in the Contents of the Announcement:**

Exemption No. 82-3229

Form Version 2.0

## General Announcement

Ownership transfer to RESORTS WORLD on 24-01-2007 04:37:17 PM
Reference No RW-070124-F5585

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **RESORTS WORLD BHD** |
| * Stock name | : | **RESORTS** |
| * Stock code | : | **4715** |
| * Contact person | : | **MR TAN WOOI MENG** |
| * Designation | : | **GROUP COMPANY SECRETARY** |

* Type : ○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID : **MM--070123-57286**
* Subject :

**ARTICLE ENTITLED : "RENAISSANCE HOTEL KL UP FOR SALE-RM850M?"**

* **Contents :-**

With reference to your letter dated 23 January 2007 pertaining to the above news article appearing in The New Straits Times, Biznews Section, pages 35 and 43 on Tuesday, 23 January 2007, we wish to clarify that the Company and/or its subsidiaries have not made any proposal to acquire Renaissance Kuala Lumpur Hotel.

Yours faithfully
**RESORTS WORLD BHD**

**TUN MOHAMMED HANIF BIN OMAR**
***Deputy Chairman***

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**